BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

October 21, 2011

VIA EDGAR

Kathleen Collins

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)

Form 20-F and Form 20-F/A for Fiscal Year Ended December 31, 2010

(“2010 20-F”)

Filed March 29, 2011 and June 24, 2011, respectively

File No. 000-51469

Dear Ms. Collins and Ms. Kindelan:

This letter sets forth the Company’s response to the comments contained in the letter dated October 7, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2010

General

1. We note the proposed revised disclosures provided in your response to prior comments 1, 3, 4, 9 and 12 that you intend to include in future filings of Form 20-F. Tell us your consideration to provide this information to your investors in a more timely basis by amending your December 31, 2010 Form 20-F. To the extent that you believe an amendment is not necessary, then please explain further the basis for your conclusion.

The Staff’s comments are duly noted. The Company respectfully advises the Staff that it has carefully considered whether the 2010 20-F should be amended to include any of the proposed disclosures that the Company agreed to provide in future filings in response to the Staff’s prior comments 1, 3, 4, 9 and 12. The Company does not believe that an amendment to the 2010 20-F is necessary for the reasons set forth below:

With regard to prior comment 1, the Company respectfully advises the Staff that the Company is in the process of registering the equity pledge agreements concerning Baidu Netcom, Baidu Perusal and Baidu HR with the local Administration for Industry and Commerce. As such registrations are routine procedural matters in the ordinary course of business, the Company expects to complete the registrations in time and in any event, before the Company’s filing of the next Form 20-F. In addition, the lack of registration of a duly executed equity pledge agreement does not affect the Company’s ability to enforce the agreement against the VIE’s shareholders; rather, the lack of registration would only affect the Company’s ability to enforce the equity pledge agreement against third parties who acquire the equity interests in the VIE in good faith. In addition, when a VIE’s shareholder attempts to effect a transfer of equity interests in the VIE to a third party, the local Administration for Industry and Commerce will require the written consent of the VIE as part of the standard procedures. As a result, it is practically impossible for the transfer to be consummated without the consent of the Company, since the VIE is controlled by the Company. Therefore, the Company does not believe an amendment to the 2010 20-F is necessary. In the unlikely event that not all of its equity pledge agreements are duly registered when the Company files its next Form 20-F, the Company will include appropriate risk factor disclosures.

With regard to prior comment 3, the Company respectfully advises the Staff that the proposed discussion of the Company’s VIE consolidation policy in its critical accounting policy does not add any new material information, as the proposed discussion serves to summarize and clarify information that was already disclosed in Note 1 to the consolidated financial statements included in the 2010 20-F. Therefore, the Company does not believe an amendment to the 2010 20-F is necessary. Nonetheless, in response to the Staff’s prior comment 3, the Company will expand its disclosure in the next Form 20-F for enhanced disclosure.

With regard to prior comment 4, the Company respectfully advises the Staff that the potential impacts of the foreign currency conversion restrictions on the company’s operations and liquidity were disclosed elsewhere in the 2010 20-F, including under “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” Although the Company agrees that it may be helpful if similar disclosure, with a cross-reference, is included in “Liquidity and Capital Resources” in the future filings, the Company respectfully submits to the Staff that such agreed change may not warrant an amendment to the 2010 Form 20-F for the following reasons. Under existing PRC foreign exchange regulations, RMB is freely convertible for payments of certain current account items, including dividend distribution, without prior approval from the State Administration of Foreign Exchange as long as the payments comply with the routine procedural requirements. Therefore, the Company’s PRC subsidiaries may pay dividends to the Company by converting RMB into foreign currencies without substantive restrictions. The Company further advises the Staff that it has not experienced any difficulties or undue delay in converting RMB into U.S. dollars and remitting U.S. dollar offshore in the past.

With regard to prior comment 9, the Company respectfully advises the Staff that the disclosure with respect to risks involved in conducting operations through contractual arrangements and the uncertainties in the PRC legal system, which the Company proposed to include in “Note 1—Organization, Consolidation and Presentation of Financial Statements” in future filings of the Form 20-F, summarizes information that was disclosed elsewhere in the 2010 20-F, including in “Risk Factor—Risk Related to Our Corporate Structure.” Therefore, the Company believes an amendment to the 2010 20-F is not necessary. Nevertheless, the Company will expand its disclosure in the Form 20-F to be filed in the future to meet the Staff’s request for enhanced disclosure.

With regard to prior comment 12, the Company respectfully advises the Staff that the Company believes that the disclosures on the accounting policy for accruing for legal contingencies that the Company proposed to include in “Note 2—Summary of Significant Accounting Policies” and the accrual of loss contingencies disclosures the Company proposed to include in “Note 12—Commitments and Contingencies” in future filings of Form 20-F are helpful in clarifying the Company’s general accounting policy and assessment of the loss contingencies, but the underlying loss contingencies were not expected to have a material impact on the Company’s financial statements included in 2010 Form 20-F. The Company further advises the Staff that it has disclosed in Note 12 that the total compensation amount claimed by plaintiffs in the pending claims was US$20.0 million, which was the maximum amount that the Company was exposed to. The Company believes that such disclosure has provided investors with information on the possible maximum damages sought by plaintiffs in all pending claims. Therefore, the Company does not believe an amendment to the December 31, 2010 Form 20-F is necessary. Nevertheless, the Company will expand its disclosure in the Form 20-F to be filed in the future to meet the Staff’s request.

Item 3D. Risk Factors

Risks Related to Our Corporate Structure, page 19

2. We note your response to our previous comment 1. Please confirm for us that in the event not all of your equity pledge agreements with the shareholders of the respective VIEs are registered with the Administration for Industry and Commerce in China when the company files its Form 20-F for the year ending December 31, 2011, you will include risk factor disclosures explaining that until the agreements are registered you may have limited recourse against those shareholders. To the extent that you intend to amend your December 31, 2010 Form 20-F, then please revise to include such disclosures in the Form 20-F/A.

The Company confirms to the Staff that in the event not all of the equity pledge agreements with the shareholders of the Baidu Netcom, Baidu Perusal and Baidu HR are registered with the local Administration for Industry and Commerce in China when the Company files its Form 20-F for the year ending December 31, 2011, the Company will include risk factor disclosures in the next Form 20-F explaining that until all of the equity pledge agreements are registered, the Company may not be able to successfully enforce these pledges against third parties who acquire the equity interests in the VIEs in good faith, although the lack of registration of a duly executed equity pledge agreement does not affect the Company’s ability to enforce the agreement against the VIE’s shareholders.

Item 15. Controls and Procedures, page 103

3. We note your response to prior comment 5 and it remains unclear why you believe your accounting and finance team have the requisite experience to prepare U.S. GAAP financial statements. Please provide a more detailed analysis of each of those individuals who are primarily responsible for preparing and reviewing your U.S. GAAP financial statements. Additionally, please explain further the following:

•

With regards to your CFO, please describe in greater detail the nature of her experience at GMAC’s North American Operations and tell us specifically how her responsibilities provided her with the relevant U.S. GAAP experience;

The Company respectfully advises the Staff that the Company’s CFO, Ms. Jennifer Li, has extensive U.S. GAAP experience. Prior to joining Baidu, Ms. Li served as controller of GMAC’s North American Operations (“GMAC NAO”) from 2005 to 2008. While at GMAC NAO, Ms. Li’s primary responsibilities included accounting and reporting, financial planning and forecasting, as well as business performance analysis. Her team was responsible for all aspects of financial control, management and accounting for GMAC NAO. With respect to relevant U.S. GAAP experience, Ms. Li’s professional experience prior to joining Baidu included:

•	overseeing the proper and timely preparation of the consolidated balance sheets, income statements and statements of cash flows of GMAC NAO under U.S. GAAP on a monthly, quarterly and annual basis;

•	performing financial analysis to develop critical accounting estimates and create documentations for critical accounting policies in accordance with U.S. GAAP;

•	reviewing accounting research and analysis for new and/or complex transactions under U.S. GAAP;

•	overseeing SOX-compliant financial reporting processes and controls;

•	developing and implementing new processes and procedures to improve accuracy and efficiency of financial systems;

•	regularly presenting internal financial analysis for consolidated results to the disclosure committee of GMAC NAO;

•

overseeing the preparation and review of the internal interim and annual financial analysis for the purpose of providing relevant information for the MD&A discussion and footnote disclosure included in GMAC’s 10-Q and 10-K filings;

•	communicating with external auditors on a regular basis; and

•	leading financial due diligence reviews on merger and acquisition projects when needed, including reviewing key accounting analysis.

The Company believes that based on Ms. Li’s financial and accounting related management experience in GMAC NAO as outlined above, Ms. Li had gained extensive experience in U.S. GAAP reporting, and in developing and leading a finance and accounting team, before she joined Baidu.

•

We note that each of the individuals referenced in your response (CFO, financial controller, head of internal audit, financial reporting senior manager and financial reporting manager) had experience working in a Big 4 accounting firm. Tell us the names and locations of the Big 4 firms where each of these individuals worked. Also, for each of these individuals, please provide us with more specific details of their relevant audit experience obtained from their years at a Big 4 accounting firm including the nature of their engagements and their specific scope of their audit work on those engagements as it relates to U.S. GAAP;

The Company confirms to the Staff that its financial controller, head of internal audit, financial reporting senior manager and financial reporting manager each had prior experience working in a Big 4 accounting firm. As described above, the Company’s CFO had obtained her U.S. GAAP experience from GMAC NAO before joining Baidu, but not from a Big 4 accounting firm.

(i)	Financial Controller

Prior to joining Baidu, the Company’s financial controller spent eight years with KPMG’s Beijing office. During his employment with KPMG, he was involved in various aspects of the review and audit of U.S. GAAP financial statements for the Chinese companies listed in U.S. capital market and the Chinese subsidiaries of U.S.-listed companies. His engagements at KPMG covered various industries, including internet, media, telecom, manufacturing, software and insurance.

For the Chinese companies listed in U.S. capital market, he was involved in the U.S. GAAP audit of financial statements for the purpose of pursuing initial public offerings (“IPOs”) in the U.S., as well as the annual audit for the Form 20-F filings after the IPOs. His experience in such engagements mainly included:

•	assessing audit risks and planning audit strategies;

•	customizing the audit program under the PCAOB standards;

•	performing accounting research for unusual and complex transactions in accordance with U.S. GAAP;

•	evaluating critical accounting principles and estimates and reviewing the technical accounting documents according to U.S. GAAP;

•	discussing the key accounting positions with the capital market reviewers at KPMG and communicating audit findings with management or the audit committee of the clients; and

•

performing extensive review of the consolidated financial statements and footnote disclosures against disclosure checklists related to Form 20-F, and reviewed MD&A and other related sections of SEC filings.

For the Chinese subsidiaries of U.S.-listed companies, his experience in each such engagement mainly included:

•	assessing audit risks and planning audit strategies;

•	performing auditing procedures on significant accounts and assessing the accounting policies for reasonableness under U.S. GAAP;

•	reviewing the U.S. GAAP reconciliation to assist the primary team in the U.S. in validating the disclosures; and

•	reviewing and commenting on the U.S. GAAP disclosure and reporting packages prepared by clients.

(ii)	Head of Internal Audit

Prior to joining Baidu, the Company’s head of internal audit worked in PricewaterhouseCoopers’ Beijing office for five years. During her tenure at PricewaterhouseCoopers, her U.S. GAAP work experience was related to the annual audit and SAS 100 review for two U.S-listed internet companies. Her experience in such engagements mainly included:

•	investigating and testing various accounting systems designed and implemented under U.S. GAAP;

•	testing the effectiveness of design and control of the internal control processes over financial reporting and providing suggestions to management;

•	preparing audit plans and customizing integrated audit programs under the PCAOB standards;

•	performing accounting research and preparing documentations for unusual and complex transactions in accordance with U.S. GAAP;

•

performing or reviewing substantive audit procedures and analytical reviews on significant accounts, including checking original financial evidence, testing reasonableness of financial results and analyzing period-to-period changes of financial results; and

•	reviewing financial statements and footnote disclosures against disclosure checklists related to Form 10-K, and reviewing MD&A and other related disclosure in SEC filings.

(iii)	Financial Reporting Senior Financial Manager

The Company’s financial reporting senior financial manager worked in PricewaterhouseCoopers’ Beijing office and Ernst & Young’s Beijing office prior to joining Baidu. During her six-year tenure at PricewaterhouseCoopers, her U.S. GAAP-related work included U.S. GAAP audits for two companies pursuing IPOs, as well as the annual audit and SAS 100 review of interim financials of these two companies after they went public. Her U.S. GAAP engagements covered telecommunication and manufacturing industries.

In addition to her audit experience related to U.S. GAAP in PricewaterhouseCoopers’ Beijing office, the Company’s financial reporting senior financial manager also worked in Professional Practice Group in Ernst & Young’s Beijing office for two years. Her primary work scope included providing technical support on complex accounting and auditing issues to engagement teams, reviewing technical documentations on significant accounting and auditing issues prepared by engagement teams, reviewing the financial statements of listed companies, and providing internal technical training. Her then focus was primarily IFRS, while she also provided technical support and internal training on U.S. GAAP.

(iv)	Financial Reporting Manager

Prior to joining Baidu, the Company’s financial reporting manager spent three years at KPMG’s Shanghai office and more than three years at KPMG’s Beijing office. During his tenure at KPMG, his U.S. GAAP-related work included U.S. GAAP audit of a company pursuing IPO and two annual audit engagements under U.S. GAAP and three group reporting audit engagements of Chinese subsidiaries of U.S.-listed multinational corporations. His U.S. GAAP engagements covered internet, biotech, manufacturing and pharmaceutical industries. His main responsibilities on those engagements included:

•	preparing audit plans and customizing integrated audit programs under the PCAOB standards;

•	performing accounting research and preparing documentations for unusual and complex transactions in accordance with U.S. GAAP;

•

performing or reviewing substantive audit procedures and analytical reviews on significant accounts, e.g. checking the original financial evidence, testing reasonableness of financial results and analyzing the fluctuation of financial results for each audited period;

•	testing the effectiveness of design and control of the internal control processes over financial reporting and providing suggestions to management; and

•	performing review of the consolidated financial statements and footnote disclosures against disclosure checklists related to Form 20-F, and reviewed MD&A and other related sections of SEC filings.

•	Tell us whether any of those individuals have received their bachelors or master’s degrees from any U.S. institutions; and

The Company respectfully advises the Staff that none of the Company’s CFO, financial controller, head of internal audit, financial reporting senior manager and financial reporting manager has received a bachelor’s or master’s degree from a U.S. institution. However, the Company’s CFO, Ms. Jennifer Li, holds an MBA degree from the University of British Columbia in Vancouver, B.C.

•

As it relates to the training courses and conferences attended by your financial controller, the head of internal audit, the financial reporting senior manager and the financial reporting manager, please describe in greater detail the external accounting training that each has had on U.S. GAAP and SEC rules and regulations including the specific training they each receive annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training.

The Company respectfully advises the Staff that to keep current on the latest developments in U.S. GAAP and SEC rules and regulations, the Company’s financial controller, head of internal audit, financial senior reporting manager and financial reporting manager periodically attended seminars, workshops and conferences organized by Big 4 accounting firms and other professional institutions.

The trainings received and conferences attended by the Company’s core financial report team included, but not limited to, the following:

(i) live updates on U.S. GAAP and SEC Rules and regulations in one or two-day workshops specifically focused on revenue recognition, business combination, investment, impairment of long-lived assets, goodwill and other related topics;

(ii) ad-hoc online training courses on accounting standards and other related topics, quarterly webcasts on latest accounting and reporting updates, and reading of weekly accounting and auditing news, which, on average, take about one day each week;

(iii) three-day AICPA National Conferences on current SEC and PCAOB developments in Washington D.C.; and

(iv) various workshops/seminars concerning PCAOB rules, SEC reporting and compliance, and updates on U.S. GAAP, SEC rules and IFRS organized by Big 4 accounting firms and other professional institutions, each of which typically requires a three-day commitment.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements, page F-8

4. We note your response to our previous comment 7 and your proposed revised disclosures regarding the terms of the agreements with the VIEs and their shareholders. With regards to such information, please explain or revise your disclosures further to address the following:

•

Specific to the loan agreement between Baidu Online and Baidu Netcom you state Baidu Online provided interest-free loans with an aggregate amount of RMB100 million to the shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. However, on page 58 you disclose that Baidu Online made an RMB2 million interest-free loan to the shareholders of Baidu Netcom. Please explain this discrepancy to us and revise your disclosures accordingly;

The Company respectfully advises the Staff that the referenced RMB2.0 million loan to the shareholders of Baidu Netcom was related to the initial loan agreement only. As disclosed on the same page (page 58 of the 2010 20-F), in February 2006 and March 2008, the Company extended two additional loans of RMB8.0 million and RMB90.0 million, respectively, to a shareholder of Baidu Netcom, resulting in a total of RMB100 million loans to the shareholders of Baidu Netcom.

•

With regard to the technology consulting and services agreement you disclose that Baidu Netcom pays a monthly service fee to Baidu Online based on a pre-agreed formula as defined in the agreement. This disclosure does not make it clear how you absorb a majority of the risk of loss or how the terms of such agreement entitle you to receive a majority of the residual returns. In this regard, please clarify your disclosures to note the formula stated in the agreement and the amount of service fees Baidu Netcom paid to Baidu Online as a percentage of Baidu Netcom income in the years presented. Similar revisions should also be made for your other VIEs;

(i) How the Company absorbs a majority of the risk of loss or how the terms of such agreement entitle the Company to receive a majority of the residual return?

The Company respectfully submits to the Staff that Baidu Online’s contractual rights and de facto price-setting power to determine and adjust service fees at its sole discretion serves as the ultimate mechanism for Baidu Online to potentially derive substantially all of the profits of the VIEs and gives Baidu Online the right to receive a majority of the residual returns of the VIEs.

In terms of the contractual rights, Baidu Online has the contractual rights to adjust the service fees at its sole discretion. Such contractual rights to set the price unilaterally have been expressly provided in the exclusive technology consulting and services agreements Baidu Online has with Baidu Netcom, Baidu Perusal and BaiduPay, respectively, and has been implicitly provided in the exclusive technology consulting and services agreement with Baidu HR. In the agreement with Baidu HR, Baidu HR must pay its entire net income as service fee and only with Baidu Online’s consent, such service fee can be adjusted. Furthermore, pursuant to the exclusive equity purchase option agreement as described in the prior response, any and all dividends and other capital distributions from the VIEs to their shareholders shall be paid to Baidu Online in full amount, which further supports that all residual returns of the VIEs, if distributed, are received by Baidu Online. In addition, pursuant to the exclusive equity purchase option agreement as described in the prior response, Baidu Online shall provide unlimited financial support to any of its VIEs, if the VIE becomes in need of reasonable financial support in its ordinary course of business. Such arrangement causes Baidu Online to absorb a majority of the risk of loss of the VIEs.

In term of the de facto price-setting power, Baidu Online, through the existing irrevocable power of attorney, proxy agreements and operating agreement, controls the decision-making functions of the VIEs and thus has the de facto power to cause the VIEs to accept any fee arrangement Baidu Online requests.

(ii) Formula

The Company respectfully advises the Staff that pursuant to the technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Netcom agrees to pay a monthly service fee to Baidu Online based on the formula as provided in the agreement in exchange for the technology consulting and services provided by Baidu Online. Under the agreement, the monthly service fee is equal to the product of the standard monthly fee for page view per thousand times multiplied by the actual times of page view for the month divided by 1,000.

The exclusive technology consulting and services agreement between Baidu Online and Baidu Perusal contains the same formula as described above for calculating the monthly service fee to Baidu Online.

Pursuant to the exclusive technology consulting and services agreement between Baidu Online and BaiduPay, BaiduPay agrees to pay the technology consulting and service fee on a quarterly basis based on invoices issued by Baidu Online. This agreement does not provide a formula to calculate the quarterly fee, as BaiduPay has yet to achieve profitability.

The exclusive technology consulting and services agreement between Baidu Online and Baidu HR provides that Baidu HR shall pay its entire net income as technology consulting and service fee to Baidu Online.

In response to the Staff’s request, the Company plans to include the formula for calculating the service fees under each agreement in future Form 20-F filings.

(iii) Amount of service fees paid by the VIEs

The Company respectively advises the Staff that the amount of service fees Baidu Netcom and Baidu Perusal paid to Baidu Online as a percentage of their respective net income before the service fees were charged is as follows:

	2008		2009	2010
Baidu Netcom	91%		90%	90%
Baidu Perusal	—	*	93%	87%

*	Note: Baidu Perusal did not pay any service fees to Baidu Online in 2008 because Baidu Persual did not have operating profit in 2008.

The Company respectively advises the Staff that after paying service fees to Baidu Online, net income of Baidu Netcom and Baidu Perusal is insignificant because substantially all of their operating profits have been paid as service fees to Baidu Online.

BaiduPay and Baidu HR have not paid any service fees to Baidu Online due to their break-even or loss position since their respective inception.

In light of the Staff’s comments, the Company proposes to include disclosure in future filings of Form 20-F to more specifically disclose the formula stated in the relevant VIE agreements, the amount of service fees VIEs paid to Baidu Online and the fact that Baidu Online has the right to adjust the service fees at any time at its sole discretion.

•

Based on your response, it appears that your loan agreement with BaiduPay expired on April 26, 2010. Please tell us whether this agreement has been renewed. If so, please revise the maturity date accordingly or as applicable, explain further the reason you have not renewed this agreement; and

The Company respectfully advises the Staff that the loan agreement between Baidu Online and BaiduPay was renewed on April 27, 2010. The renewed loan agreement will expire on April 26, 2020. The Company further advises the Staff that it intends to file the renewed loan agreement between Baidu Online and BaiduPay as an exhibit to the Form 20-F covering fiscal year 2011.

•

With regards to your equity pledge agreement, please revise your disclosures further to provide the actual maturity date with each VIE and also state whether renewal is at the option of both parties or an individual party.

The Company respectfully advises the Staff that, pursuant to the terms of equity pledge agreements, the equity pledge agreements will expire two years after expiration of the terms of, or the fulfillment by the VIEs and their shareholders of their respective obligations under the exclusive technology consulting and service agreements and the loan agreements. As a result, the equity pledge agreements have no fixed expiration date, and it will not be necessary to renew the equity pledge agreements because their terms are linked to the related exclusive technology consulting and services agreements and the loan agreements.

5. With regards to the information provided in your response to prior comment 8, please explain further the following:

•

You indicate that in the event the shareholders of the VIEs cease to be employees of the company, Baidu Online has the right to designate other individuals to be the shareholders of the VIEs. Tell us whether Baidu Online has the right to change the shareholders of the VIEs under any other circumstances other than lack of employment with the company. If so, describe, in detail, all other situations in which Baidu Online has the ability to re-designate the shareholders in the VIEs; and

The Company confirms that Baidu Online has the right to change the shareholders of the VIEs at any time and under any circumstance, including but not limited to the termination of a shareholder’s employment with the Company. Each shareholder of the VIEs has executed an irrevocable power of attorney to appoint another person designated by the Company as his attorney-in-fact to vote on his behalf on all matters requiring shareholder approval, including but not limited to, the right to sell or transfer any or all equity interests in the VIEs.

•

You state that the company is planning to enter into supplemental agreements with the VIEs and their shareholders to amend the term of each agreement. Please explain further what changes you intend to make to each of these agreements. Tell us the current status of such changes and when you expect the changes to be in effect.

In the supplemental agreements between Baidu Online and all the VIEs, the term of the VIE agreements, except for the equity pledge agreements (see response to comment 4 above) and the loan agreements, will be changed to a permanent term. The Company respectfully advises the Staff that the Company has finalized the supplemental agreements and is in the process of executing the supplemental agreements. The Company further advises the Staff that the Company will file the supplemental agreements as exhibits to the Form 20-F for the year ending December 31, 2011.

6. Based on the information provided in your response to our previous comment 10, it appears that the VIEs do contribute a material amount to the company’s revenues, assets and liabilities to warrant disclosure. Further, disclosing the smaller contribution of net income provided by the VIEs would be beneficial for an investor’s understanding of the disproportion between the VIEs contribution of revenue and net income and their impact on the business as a whole. Please further explain why you believe the size of the VIEs is not significant compared to the size of the company and why disclosure of these amounts is not necessary.

The Company respectfully advises the Staff that the Company initially took the view that the size of VIEs was insignificant compared to the size of the Company based on the significance test under the SEC Rule 3-05, which provides that a subsidiary is significant if its assets or income from continuing operations before income taxes constitute 20% or more of the issuer’s respective consolidated amounts. However, in light of the Staff’s comments, the Company agrees to include the following proposed disclosure in future filings of the Form 20-F:

	As of December 31,
	2009	2010
	RMB	RMB	U.S.$
	(in thousands)
Total assets	611,547	1,194,045	180,916
current	242,898	564,729	85,565
non-current	368,649	629,316	95,351
Total liabilities	366,682	852,945	129,234
current	366,682	766,945	116,204
non-current	—	86,000	13,030

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	U.S.$
	(in thousands)
Total revenues	622,964	934,814	1,832,629	277,671
Net income	19,362	27,263	46,234	7,005

Concentration of Credit Risk, page F-19

7. We note your disclosures on page F-19 where you indicate that in the event of bankruptcy of one of the financial institutions, in which the company has deposits or investments, it may be unlikely to claim your deposits or investments back in full. Tell us if a single financial institution holds a substantial amount of your cash balances and short-term investments, including the sum of any branches of such financial institution. If so, tell us your consideration to clearly disclose this fact within your footnote disclosures and indicate the amount held at that institution. In addition, please consider whether additional disclosures are necessary such as whether there are governmental regulations that protect such cash balances. Further, tell us if you have any indications that your current cash and cash equivalents may be at risk and your consideration to clarify this point.

The Company respectfully advises the Staff that it has cash and cash equivalents and short-term investments at over 25 banks, which are comprised of PRC state-owned banks, major international banks and PRC commercial banks that are publicly listed on major stock exchanges. As of December 31, 2010, the cash and cash equivalents and short-term investments held at PRC state-owned banks, major international banks and PRC commercial banks were approximately 26%, 27%, and 47%, respectively, of the total balance of cash and cash equivalents and short-term investments. None of the banks, including the sum of branches, holds a substantial amount of the cash and cash equivalent balances and short-term investments. The Company uses common and low-risk means to keep its cash and cash equivalents and short-term investments, such as current and time deposit and money market funds.

The Company respectfully advises the Staff that China does not have an official deposit insurance program, nor does it have an agency similar to what was The Federal Deposit Insurance Corporation (“FDIC”) in the U.S. However, bank failures are extremely rare in China, and to the Company’s knowledge, there has been only one instance of a small local bank failure occurred in mainland China since the founding of the People’s Republic of China in 1949. Furthermore, based on publicly available financial information of major Chinese banks, the Company believes that the Chinese banks that hold the Company’s cash and cash equivalents and short-term investments are financially sound and, accordingly, minimal credit risk exists with respect to these cash and cash equivalents and short-term investments. Thus, there is no indication that the Company’s current cash and short-term investments may be at risk. Based on the foregoing, the disclosure in the 2010 20-F was only to inform investors that the Company may have such risks due to the Company’s substantial amount of cash, cash equivalents and short-term investments.

In light of the Staff’s comment, the Company proposes to include the following disclosure in its future Form 20-F filings for enhanced disclosure:

China does not have an official deposit insurance program, nor does it have an agency similar to what was The Federal Deposit Insurance Corporation (FDIC) in the U.S.

Note 12. Commitments and Contingencies

Litigation, page F-33h

8. We note your proposed disclosures included in your response to our previous comment 12. It is unclear whether the proposed disclosure to be to be included in Note 2 is the company’s general contingency policy or your current assessment of the matters as of the end of the period. In this regard, you state in the second paragraph of the proposed disclosure, “Accordingly, for many proceedings the company is currently unable to estimate the loss of range of possible loss.” Please clarify whether you propose to include this statement and the sentences that follow only if true, as of the date of the date of the financial statements and whether you would revise this disclosure if facts and circumstances change and you were able to estimate material reasonable possible losses. Alternatively, if this proposed disclosure is the company’s policy and not an assessment of contingencies as of a point in time, please revise to clarify. In addition, please explain further your statements that the company believes, when resolved, it is not reasonably possible that the matters will have a material adverse effect on the company’s financial statements, however, you also state an adverse resolution could have a material adverse effect on the results in a particular quarter.

The Company respectfully advises the Staff that the proposed disclosure to be included in “Note 2—Summary of Significant Accounting Policies”, as stated in the response to the previous comment 12, is the Company’s general policy for contingencies and not intended to be an assessment of contingencies as of a specific point in time. In response to the Staff’s comment, the Company will remove the following proposed disclosure in Note 2, which was included in the prior response to the Staff.

Accordingly, for many proceedings, the Company is currently unable to estimate the loss or a range of possible loss. For a limited number of proceedings, the Company may be able to reasonably estimate the possible range of loss in excess of any accruals. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows. However, an adverse resolution of one or more of such matters could have a material adverse effect on the Company’s results of operations in a particular quarter or fiscal year.

In addition, the Company will include the following proposed disclosure in “Note 12—Commitments and Contingencies.” The Company will revise this disclosure in the future if facts and circumstances change and the Company is able to estimate material reasonable possible losses. Presently, the Company does not expect one or more of the outstanding legal matters, when resolved, to have a material adverse effect on the Company’s consolidated financial statements in a particular quarter or fiscal year.

For many proceedings, the Company is currently unable to estimate the loss or a range of possible loss as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes a possible eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the loss or a range of possible loss cannot be made. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows.

9. With regards to the proposed disclosures you intend to include in Note 12, if management is able to estimate the loss or a range of possible loss related to a matter or they determine that such loss is not material, then you should disclose the range of such loss (or state that such the estimate is immaterial in lieu of providing quantified amounts. Please confirm for us that you will provide such disclosures, if available.

The Company respectfully advises the Staff that in future filings, the Company will (i) disclose an estimate of the possible loss or range of loss, if it can be estimated and the estimate is material; (ii) state that such estimate is immaterial in lieu of providing quantified amounts if it can be estimated and the estimate is immaterial; or (iii) state that such an estimate cannot be made.

10. To the extent that you concluded your are unable to estimate the loss or range of possible loss for your legal proceedings, please supplementally explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. In this regard, we note from your response that in certain cases, you are unable to estimate the loss or a range of possible loss as damages sought are indeterminate. This fact does not, in and of itself, justify that the reasonably possible loss or range of loss cannot be estimated. Please confirm if, in such cases, you consider past experience, legal advice, etc., that may still provide sufficient insight into developing the reasonably possible loss or range of loss before determining that a reliable estimate cannot be made.

The Company respectfully advises the Staff that it assesses all matters related to loss contingencies quarterly (at the very least) to determine whether sufficient facts or legal assessment of such matters exists to develop a reasonably possible loss or range of loss statement for purposes of disclosure. These quarterly assessments include, but are not limited to:

•	review of the current status of the matters under review;

•

the opinion of the Company’s personnel, in-house counsel and external counsel, as appropriate, as to the legal merits, potential loss or liability, estimated valuation and estimated damages of actual or threatened claims; and

•	consideration of the Company’s and industry’s experience in other similar matters.

During these meetings, discussions regarding new and existing proceedings focus on, but are not limited to, (i) the stage of each proceeding; (ii) any damages sought; (iii) whether the damages are unsupported and/or exaggerated; (iv) whether there is any uncertainty as to the outcome of pending appeals or motions; (v) whether there are significant factual issues to be resolved; and (vi) whether the matters involve novel legal issues, unsettled legal theories or involve a large number of parties.

These quarterly assessments are then reviewed with the Company’s in-house counsel, senior managers from the appropriate business units and accounting personnel. As a result of these meetings, management determines (i) whether accruals are required; (ii) whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate; or (iii) if an estimate cannot be made.

Management is often unable to estimate the loss or a range of possible loss, particularly where (i) the damages sought are indeterminate; (ii) the proceedings are in the early stages; (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions; (iv) there are evolving changes in the regulations governing the Internet industry in China; and/or (v) case law provides certain latitude to the presiding judge to apply judgment. In such cases, there are considerable uncertainties regarding the timing or ultimate resolution of such matters, including a possible eventual loss, fine, penalty or business impact, if any. However, the Company has disclosed the total compensation amount claimed by plaintiffs in all outstanding legal proceedings in Note 12, which was the maximum amount that the Company was exposed to.

*        *        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 20-F, please contact the undersigned at (86 10) 5992-8999 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.

Very truly yours,

/s/ JENNIFER LI
Jennifer Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom
Joe Tsang, Partner, Ernst & Young Hua Ming